[Letterhead of Goldman, Sachs & Co.]

December 10, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BlueLinx Holdings Inc.
Filed on Form S-1
Registration No. 333-118750

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 26, 2004 and the date hereof 16,185 copies of the Preliminary Prospectus dated November 26, 2004 were distributed as follows: 15,314 to 4 prospective underwriters; 860 to 860 institutional investors; 0 to 0 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 2 to 2 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. (EST) on December 13, 2004 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

MORGAN STANLEY & CO. INCORPORATED

As Representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)